Summarized Minutes of the Meeting of the Fiscal Council DATE AND TIME: On August 04, 2026, at 2:00 p.m. CHAIR: Eduardo Hiroyuki Miyaki. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Eduardo Hiroyuki Miyaki was nominated for the position of Chairman of the Company's Supervisory Council and Cláudio José Coutinho Arromatte was nominated to replace the former in the case of absence or incapacity, for the current annual term of office. Following examination of the Company’s financial statements for the period from January to June 2026, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the period from January to June 2026 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), August 04, 2026. (undersigned) Eduardo Hiroyuki Miyaki – Chairman of the Fiscal Council; Cláudio José Coutinho Arromatte and Marcelo Maia Tavares de Araújo – Councilors. Gustavo Lopes Rodrigues Investor Relations Officer